HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

03045494

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Bornheim, December 19th, 2003

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

Enclosed please find our press release issued on December 19th, 2003 for your information. It is a brief report concerning the third quarter of our fiscal year 2003/04.

Kind regards,

Judith Würtz

pp. Judith Würtz

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

dw 1/7

Enclosure

Third-Quarter Figures Presented

HORNBACH Reports Pleasing Sales Trend Once Again

- Consolidated sales up by 20.1 %
- DIY megastores: 5.7% increase in like-for-like sales in the third quarter, making it the quarter with the best performance in this respect in the 2003/2004 financial year
- Significant year-on-year increase in overall earnings – gross margin and store costs reduce third-quarter earnings
- Successful entry into Swedish market
- Outlook: earnings for the overall 2003/2004 financial year expected to show even higher growth than sales and to reach levels seen in the year before last

Neustadt an der Weinstrasse/Bornheim (Pfalz), December 19, 2003.
The HORNBACH Group saw a significant year-on-year increase in its sales in the first nine months of the current financial year (March 1 to November 30, 2003). Consolidated sales at HORNBACH HOLDING AG rose by a fifth to € 1.62bn (previous year: € 1.35bn). Around € 1.5bn of these sales were generated by the HORNBACH-Baumarkt-AG Subgroup, which operated 108 DIY megastores with garden centers in seven countries as of November 30, 2003 (previous year: € 1.28bn). Like-for-like sales at the DIY megastores with garden centers increased by 3.9 % in the first nine months. With like-for-like sales growth amounting to 5.7 %, the third quarter showed the best developments in the current financial year to date. Earnings, however, were not able to keep up with the level of sales growth in the third quarter (September to November 2003). Third-quarter earnings were reduced by a decline in the gross margin and higher store costs. They nevertheless showed a significant year-on-year increase. In view of the ongoing positive sales trend, earnings at the HORNBACH Group for the overall 2003/2004 financial year (February 29, 2004) are expected to rise as a proportion of sales and to reach the level seen in the year before last.

The HORNBACH HOLDING AG Group includes the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG Subgroups, as well as Lafiora HORNBACH Florapark GmbH.

Development of Sales

Net sales for the third quarter at the HORNBACH HOLDING AG Group rose by 17.5 % to € 522.9m (previous year: € 445.2m). Consolidated sales for the first nine months showed a year-on-year increase of 20.1 % to reach € 1,621.4m (previous year: € 1,349.6m).

Sales at the HORNBACH-Baumarkt-AG Subgroup improved by 15.7 % in the third quarter to € 486.0m (previous year: € 420.0m). At € 1,506.7m, DIY sales for the first nine months increased by 17.5 % (previous year: € 1,281.9m). On account of a very pleasing performance in the third quarter (+5.7 %), like-for-like sales for the cumulative nine months rose by 3.9 %. With a total sales area of 1,092,700 m², the average sales area of the HORNBACH DIY megastores with garden centers amounted to 10,117 m².

Net sales at the 20 outlets (previous year: 14) operated by the HORNBACH Baustoff Union GmbH Subgroup (builders merchants) rose due to acquisitions by 80 % to reach € 103m. Sales at the specialist Lafiora garden centers, including the center opened in Ludwigshafen in the first quarter, rose by just under 18 % to reach € 14m.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Development of Earnings

The first nine months of the 2003/2004 financial year saw a considerable year-on-year increase in earnings. The key figures for both companies have been provided in the tables below.

Key Figures for the First Nine Months of 2003/2004 (IFRS)

HORNBACH HOLDING AG Group (ISIN DE0006083439)

Key Figures for the Group (in € m, unless otherwise stated)	3rd Quarter 2003/04	3rd Quarter 2002/03	± %	Nine Months 2003/04	Nine Months 2002/03	± %
Net sales	522.9	445.2	17.5	1,621.4	1,349.6	20.1
Gross margin (as % of net sales)	34.1%	34.8%		34.6%	34.7%	
EBITDA	33.8	36.0	-6.1	138.2	124.1	11.4
Earnings before interest and tax (EBIT)	15.5	18.9	-18.0	85.3	74.7	14.2
Consolidated earnings before taxes, extraordinary items and minority interests	7.3	10.3	-29.1	61.4	52.3	17.4
Extraordinary income	0.0	0.3	-	1.1	-5.4	-
Consolidated net income*	3.0	5.5	-45.5	29.3	23.0	27.4
Average earnings per share (€)				3.67	2.87	27.9
No. of HORNBACH Group employees				10,571	9,321	13.4
Investments				110.8	179.6	-38.3
Total assets				1,661.6	1,622.2	2.4
Shareholders' equity**				442.1	429.0	3.1
Shareholders' equity as % of total assets **				26.6	26.4	

* *after minority interests*
** *excluding minority interests*

HORNBACH-Baumarkt-AG Subgroup (ISIN DE0006084403)

Key Figures for the Subgroup (in € m, unless otherwise stated)	3rd Quarter 2003/04	3rd Quarter 2002/03	± %	Nine Months 2003/04	Nine Months 2002/03	± %
Net sales	486.0	420.1	15.7	1,506.7	1,281.9	17.5
Like-for-like sales growth	5.7%	1.5%		3.9%	2.0%	
Gross margin (as % of net sales)	34.7%	35.3%		35.1%	35.0%	
EBITDA	25.7	27.9	-7.9	113.2	96.6	17.2
Earnings before interest and tax (EBIT)	10.7	13.8	-22.5	69.8	55.8	25.1
Consolidated earnings before taxes and extraordinary items	5.8	8.6	-32.6	54.6	41.6	31.3
Extraordinary income	0,0	0.6	-	1.1	-5.1	
Consolidated net income	3.4	5.4	-37.0	33.5	20.0	67.5
Earnings per share (€)				2.23	1.33	67.5
No. of employees				9,814	8,822	11.2
Investments				53.2	109.2	-51.3
Total assets				1,129.5	1,105.4	2.2
Shareholders' equity				369.9	357.0	3.6
Shareholders' equity as % of total assets				32.8	32.3	
No. of stores				108	99	
Sales area as per BHB (in 000 m²)				1,093	982	11.3
Average store size (in m²)				10,117	9,918	2.0

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

In comparison with the very strong equivalent quarter in the previous year, the development of earnings at the HORNBACH DIY megastores with garden centers in the third quarter of 2003/2004 was restricted by a decline in the gross margin and increased store costs. HORNBACH is playing an active role in the crowding out competition currently underway in the DIY store segment, which has increased in intensity and media representation during the current financial year. Targeted pricing campaigns were undertaken in specific regions in the course of the third quarter in order to increase market share. This meant that there was a sharper than expected decline in the gross profit as a percentage of net sales (gross margin). On a cumulative basis, however, the gross margin for the first nine months remained above budget.

At the same time, investments were also made in service and customer retention measures in particular regions during the third quarter. This led to personnel expenses rising more rapidly than sales. Furthermore, the key operating earnings figures for the third quarter were restricted by a disproportionate increase in other operating expenses (primarily advertising, supplies, general operating expenses). These burdens on the earnings could not be compensated for by the ongoing increase in like-for-like sales or by positive items relating to pre-opening costs or administrative expenses.

At HORNBACH HOLDING AG, consolidated earnings before taxes, extraordinary items and minority interests for the first nine months of the 2003/2004 financial year increased by 17.4 % to € 61.4m (previous year: € 52.3m). The gross margin basically remained stable (34.6 % compared with 34.7 % in the previous year). Average earnings per share improved as of the reporting date in November 30, 2003 from € 2.87 to € 3.67 (+27.9 %). At the HORNBACH-Baumarkt-AG Subgroup, consolidated earnings before taxes and extraordinary items for the first nine months rose by 31.3 % to € 54.6m (previous year: € 41.6m). As of the reporting date on November 30, 2003, earnings per share had improved from € 1.33 to € 2.23 (+67.5 %).

The HORNBACH Baustoff Union GmbH Subgroup was able to enhance its operations in the course of the first three quarters. Its strong regional market position, coupled with benefits of scale in its procurements and the resultant improvement in the gross margin, have had a positive impact on its earnings (reduction of losses).

By contrast, the 2003/2004 financial year to date has seen no turnaround in the negative earnings situation at Lafiora HORNBACH Florapark GmbH. As already announced, the specialist standalone Lafiora garden center concept will no longer be pursued.

Outlook

The outlook for the overall Group for the current 2003/2004 financial year remains basically unchanged on the forecasts made in previous quarters. Two-figure sales growth is expected. This will be achieved both by new store openings and by like-for-like sales growth. The overall net sales of the HORNBACH Group are expected to increase to more than € 2bn, and at the HORNBACH-Baumarkt-AG Subgroup to around € 1.9bn. There will also be a significant year-on-year improvement in earnings for the overall 2003/2004 financial year (February 29, 2004). Consolidated earnings before taxes, extraordinary items and minority interests are expected to rise as a proportion of sales and to reach the level seen in the 2001/2002 financial year (€ 46m).

New HORNBACH DIY megastores with garden centers are scheduled to be opened in Berlin-Weissensee and Sindelfingen by the end of the financial year. The total number of retail outlets will therefore increase to 114 (previous year: 105), with a total sales area of around 1,133,000 m².

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

In terms of growth, DIY constituted one of the few positive exceptions to the ongoing weakness of the retail sector in 2003. The sales trend recognizable in the German DIY store segment, coupled with the growing popularity of home improvement, gives rise to optimism for the future. Thanks to its superior trading format, HORNBACH considers itself to be well placed to face the competition, both in Germany and abroad.

Further details as to business developments at the overall HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG Subgroup can be found in the Interim Reports published on the internet today.

- HORNBACH-Baumarkt-AG: www.hornbach.com
- HORNBACH HOLDING AG: www.hornbach-holding.com

Financial Calendar

- April 07, 2004 — **Preliminary Annual Results** 2003/2004
- June 25, 2004 — **Financial Statements Press Conference** 2003/2004; **Interim Report** as of May 31, 2004
- September 02, 2004 — **Annual General Meeting: HORNBACH-Baumarkt-AG** Frankfurt am Main
- September 03, 2004 — **Annual General Meeting: HORNBACH HOLDING AG** Frankfurt am Main
- September 30, 2004 — **Interim Report** as of August 31, 2004
- December 21, 2004 — **Interim Report** as of November 30, 2004

Contact

Investor Relations

Axel Müller
76878 Bornheim
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: www.hornbach-holding.com
www.hornbach.com



HORNBACH-Baumarkt-Aktiengesellschaft

Interim Report (IFRS)
Third Quarter 2003/2004

HORNBACH

HORNBACH-Baumarkt-AG Group

Interim Report (IFRS) for the First Nine Months of 2003/2004 (March 1 to November 30, 2003)

- Consolidated sales up by 17.5 %
- With a 5.7 % increase in like-for-like sales, the third quarter was the quarter with the best performance in this respect in the 2003/2004 financial year
- Significant year-on-year increase in earnings – gross margin and store costs reduce third-quarter earnings
- Successful entry into Swedish market
- Outlook: earnings for the overall 2003/2004 financial year expected to show even higher growth than sales and to approach levels seen in the year before last

HORNBACH-Baumarkt-AG saw a significant year-on-year increase in its sales for the first nine months of the current financial year (March 1 to November 30, 2003). Consolidated net sales rose by 17.5 % to € 1,507m (previous year: € 1,282m). The like-for-like sales generated by the DIY megastores with garden centers rose by 3.9 % over the nine-month period. With like-for-like sales growth amounting to 5.7 %, the third quarter was the quarter with the best performance to date in the current financial year.

Earnings, however, were not able to keep up with the level of sales growth in the third quarter (September to November 2003). A decline in the gross margin and an increase in store costs restricted earnings growth in the third quarter. At the same time, earnings for the nine-month period nevertheless grew more rapidly than sales and are significantly above the previous year's figures. In view of the ongoing positive sales trend, earnings at the HORNBACH Group for the overall 2003/2004 financial year (February 29, 2004) are expected to show even higher rates of growth than sales and to approach the level seen in the year before last.

Key Figures for the Group (in € m, unless otherwise stated)	3rd Quarter 2003/04	3rd Quarter 2002/03	± %	Nine Months 2003/04	Nine Months 2002/03	± %
Net sales	486.0	420.1	15.7	1,506.7	1,281.9	17.5
Like-for-like sales growth	5.7%	1.5%		3.9%	2.0%	
Gross margin (as % of net sales)	34.7%	35.3%		35.1%	35.0 %	
EBITDA	25.7	27.9	-7.9	113.2	96.6	17.2
Earnings before interest and tax (EBIT)	10.7	13.8	-22.5	69.8	55.8	25.1
Consolidated earnings before taxes and extraordinary items	5.8	8.6	-32.6	54.6	41.6	31.3
Extraordinary income	0.0	0.6	-	1.1	-5.1	
Consolidated net income	3.4	5.4	-37.0	33.5	20.0	67.5
Earnings per share (€)				2.23	1.33	67.5
Investments				53.2	109.2	-51.3
Total assets				1,129.5	1,105.4	2.2
Shareholders' equity				369.9	357.0	3.6
Shareholders' equity as % of total assets				32.8	32.2	
No. of employees				9,814	8,822	11.2
No. of stores				108	99	
Sales area as per BHB (in 000 m²)				1,093	982	11.3
Average store size (in m²)				10,117	9,918	2.0

17.5 % increase in consolidated sales for the first nine months

HORNBACH carried off a highly successful entry into the Swedish DIY market in the third quarter of 2003/2004. The first location was the 14,000 m² DIY megastore with a garden center in Gothenburg, which was opened in October. In November, the opening of the megastore in Berlin-Mariendorf marked the seventh HORNBACH megastore to commence operations in Greater Berlin. As of November 30, 2003, there were therefore 108 megastores in operation across the Group, of which 81 were in Germany. The HORNBACH DIY megastores with garden centers in other European countries are distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (4), Switzerland (2), Luxembourg (1) and Sweden (1). With a total sales area of 1,092,700 m², the average HORNBACH store size amounted to 10,117 m².

Taking account of the newly opened DIY megastores with garden centers, net sales at the HORNBACH-Baumarkt-AG Group rose by 15.7 % in the third quarter to € 486.0m (previous year: € 420.1m). Consolidated sales for the first nine months showed a year-on-year improvement of 17.5 % to reach € 1,506.7m (previous year: € 1,281.9m). The HORNBACH DIY megastores with garden centers outside Germany contributed € 480.5m to this figure (previous year: € 324.6m). The share of international sales therefore rose over the first nine months from 25.3 % to 31.9 %.

Like-for-like sales rise by just under 4 % in the first three quarters

In terms of like-for-like sales, the third quarter generated the highest levels of growth in the first nine months of the financial year. Like-for-like sales across the Group rose by 5.7 % in the third quarter (previous year: 1.5 %). The growth rate of 4.3 % seen in the difficult German market was especially pleasing. The HORNBACH DIY megastores with garden centers in other European countries reported growth of 9.5 %. As of the reporting date, like-for-like sales for the first nine months had increased by 3.9 % (Germany: +3.0 %, International +6.9 %).

Development of Earnings

In comparison with the very strong equivalent quarter in the previous year, the development of earnings at the HORNBACH DIY megastores with garden centers was restricted in the third quarter of 2003/2004 by a decline in the gross margin (34.7 % compared with 35.3 % in the previous year) and higher store costs. HORNBACH is playing an active role in the process of competitive crowding out currently underway in the DIY store segment, which has increased in intensity and media representation during the current financial year. Targeted pricing campaigns were undertaken in specific regions in the course of the third quarter in order to increase market share. This meant that there was a sharper than expected decline in the gross profit as a percentage of net sales (gross margin) during the third quarter. On a cumulative basis, however, the gross margin for the first nine months remained above target.

At the same time, investments were also made in service and customer retention measures in particular regions during the third quarter. This led to personnel expenses rising more rapidly than sales. Furthermore, the key operating earnings figures for the third quarter were restricted by a disproportionate increase in other operating expenses (primarily advertising, supplies, general operating expenses). These burdens on earnings could not be compensated for by the ongoing increase in like-for-like sales or by positive items relating to pre-opening costs or administrative expenses.

The bottom line – consolidated earnings before taxes and extraordinary items – fell by a third to € 5.8m in the third quarter (previous year: € 8.6m). Consolidated net income showed a year-on-year decline from € 5.4m to € 3.4m in the third quarter.

At the end of the first nine months of the 2003/2004 financial year, earnings had grown more rapidly than sales and were significantly above the equivalent figures for the previous year. Consolidated earnings before taxes and extraordinary items at HORNBACH-Baumarkt-AG rose by 31.3 % to € 54.6m (previous year: € 41.6m). The gross margin basically remained stable in comparison with the previous year (35.1 % compared with 35.0 % in the previous year). Earnings before interest and tax (EBIT) increased by 25.1 % to € 69.8m (previous year: € 55.8m). Earnings before interest, tax, depreciation and amortization (EBITDA) reported an increase of 17.2 % to € 113.2m (previous year: € 96.6m).

Consolidated net income for the first nine months rose by 67.5 % to € 33.5m (previous year: € 20.0m). Earnings per share as of the reporting date on November 30, 2003 had therefore improved from € 1.33 to € 2.23. It should be noted in this respect that the figure for the previous year included the extraordinary expenses relating to the flooding catastrophe in August 2002. Consolidated earnings after taxes and before extraordinary items rose by 29.1 % to € 32.4m (previous year: € 25.1m).

Personnel

At the reporting date on November 30, 2003, there were 9,814 (previous year: 8,822) individuals in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Investments

A total of € 53.2m was invested during the first nine months of the current financial year (previous year: € 109.2m), primarily in plant and equipment (52 %) and in land and buildings (48 %). Information as to the financial and investment activity of HORNBACH-Baumarkt-AG has been appended in the cash flow statement appended to this report.

Outlook

Two-figure sales growth is expected at the HORNBACH-Baumarkt-AG Group for the current 2003/2004 financial year. This will be achieved both by new store openings and by like-for-like sales growth. As forecast in previous quarters, the Group's net sales are expected to increase to around € 1.9bn.

There will also be a significant year-on-year increase in full-year earnings for the 2003/2004 financial year (February 29, 2004). Consolidated earnings before taxes and extraordinary items are expected to grow more rapidly than sales and to approach the level seen in the 2001/2002 financial year (€46.3m).

Two new store openings in Berlin and Sindelfingen are scheduled to take place by the end of the financial year. The total number of HORNBACH DIY megastores with garden centers is therefore expected to increase to 110 (previous year: 102), with a total sales area of 1,116,000 m².

In terms of growth, DIY constituted one of the few positive exceptions to the ongoing weakness of the retail sector in 2003. The sales trend recognizable in the German DIY store segment, coupled with the growing popularity of home improvement, give reason for optimism when looking to the future. Thanks to its superior trading format, HORNBACH considers itself to be well placed to face the competition, both in Germany and abroad.

Bornheim, December 19, 2003
– Board of Management –

Financial Calendar

▪ April 07, 2004	**Preliminary Annual Results** 2003/2004
▪ June 25, 2004	**Financial Statements Press Conference** 2003/2004 and Publication of Annual Report **DVFA Analysts' Conference** **Interim Report** as of May 31, 2004
▪ September 02, 2004	**Annual General Meeting** in Frankfurt am Main
▪ September 30, 2004	**Interim Report** as of August 31, 2004
▪ December 21, 2004	**Interim Report** as of November 30, 2004

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Internet: www.hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

Income Statement

HORNBACH-Baumarkt-AG Group

in € m	3rd Quarter 2003/2004	3rd Quarter 2002/2003	Change in %	Nine Months 2003/2004	Nine Months 2002/2003	Change in %
Sales	486.0	420.1	15.7	1,506.7	1,281.9	17.5
Other income of which non-operating: Q3: € 0.1m (2002/2003: € 0m); Nine Months: € 0.8 m (2002/2003: € 0m)	5.0	4.5	11.1	17.3	13.3	30.1
Cost of materials	320.1	273.4	17.1	984.8	837.6	17.6
Gross margin	**170.9**	**151.2**	**13.0**	**539.2**	**457.6**	**17.8**
Personnel expenses	75.0	63.5	18.1	221.9	185.9	19.4
Amortization of intangible assets and depreciation of property, plant and equipment	15.0	14.1	6.4	43.4	40.8	6.4
Other operating expenses	70.2	59.8	17.4	204.1	175.1	16.6
Earnings before interest and tax (EBIT)	**10.7**	**13.8**	**-22.5**	**69.8**	**55.8**	**25.1**
Net financial expenses	-4.9	-5.2	-5.8	-15.2	-14.2	7.0
Consolidated earnings before taxes and extraordinary it	**5.8**	**8.6**	**-32.6**	**54.6**	**41.6**	**31.3**
Taxes on income	1.7	3.3	-48.5	20.4	15.1	35.1
Other taxes	0.7	0.5	40.0	1.8	1.4	28.6
Consolidated earnings after taxes and before extraordir	**3.4**	**4.8**	**-29.2**	**32.4**	**25.1**	**29.1**
Extraordinary income after income taxes of Q3: € 0.0m (2002/2003: € -0.3m); Nine Months: € -0.6m (2002/2003: € 2.8m)	0.0	0.6	-	1.1	-5.1	-
Consolidated net income	**3.4**	**5.4**	**-37.0**	**33.5**	**20.0**	**67.5**

HORNBACH-Baumarkt-AG Group

	November 30, 2003 € m	%	November 30, 2002 € m	%	February 28, 2003 € m	%
ASSETS						
A. Long-term assets	**651.5**	**57.7**	**666.2**	**60.3**	**678.9**	**62.1**
I. Intangible assets	12.3	1.1	13.7	1.2	13.0	1.2
II. Property, plant & equipment	625.6	55.4	642.0	58.1	649.8	59.5
III. Financial assets	1.1	0.1	1.0	0.1	1.1	0.1
IV. Other long-term assets	1.6	0.1	0.3	0.0	1.6	0.1
V. Deferred tax claims	10.9	1.0	9.2	0.8	13.4	1.2
B. Short-term assets	**478.0**	**42.3**	**439.2**	**39.7**	**414.1**	**37.9**
I. Inventories	385.9	34.2	344.1	31.1	363.2	33.2
II. Accounts receivable and other assets	36.7	3.2	56.2	5.1	27.8	2.6
III. Liquid funds	55.4	4.9	38.9	3.5	23.1	2.1
TOTAL ASSETS	**1,129.5**	**100.0**	**1,105.4**	**100.0**	**1,093.0**	**100.0**
EQUITY AND LIABILITIES						
A. Shareholders' equity	**369.9**	**32.8**	**357.0**	**32.3**	**349.5**	**31.9**
I. Subscribed capital	45.0	4.0	45.0	4.1	45.0	4.1
II. Capital reserve	122.5	10.8	122.5	11.1	122.5	11.2
III. Revenue reserves	168.9	15.0	169.5	15.3	167.5	15.3
IV. Consolidated net income	33.5	3.0	20.0	1.8	14.5	1.3
B. Long-term liabilities	**335.6**	**29.8**	**343.7**	**31.0**	**337.3**	**30.8**
I. Financial liabilities	286.5	25.4	290.9	26.3	288.0	26.3
II. Deferred taxes	43.5	3.9	47.0	4.2	43.5	4.0
III. Other liabilities	5.6	0.5	5.8	0.5	5.8	0.5
C. Short-term liabilities	**424.0**	**37.4**	**404.6**	**36.7**	**406.2**	**37.3**
I. Financial liabilities	105.4	9.3	115.3	10.4	128.5	11.8
II. Trade accounts payable and other liabilities	265.3	23.4	260.3	23.6	239.2	21.9
III. Tax provisions	18.6	1.6	12.8	1.2	9.5	0.9
IV. Other provisions	34.7	3.1	16.2	1.5	29.0	2.7
TOTAL EQUITY AND LIABILITIES	**1,129.5**	**100.0**	**1,105.3**	**100.0**	**1,093.0**	**100.0**

Cash Flow Statement

HORNBACH-BAUMARKT-AG Group

	Nine Months 2003/2004 € m	Nine Months 2002/2003 € m
Consolidated earnings after taxes and before extraordinary items	**32**	**25**
Depreciation and amortization of fixed assets	43	41
Change in provisions	14	7
Profits / losses on the sale of fixed assets	-1	0
Change in inventories, trade accounts receivable and other assets	-37	-37
Change in trade accounts payable and other liabilities	39	25
Other income / expenses with no cash effect	2	-2
Receipts / payments of extraordinary items	2	-1
Inflow of funds from ordinary trading activities	**94**	**58**
Receipts from disposals of fixed assets	39	1
Payments for capital expenditure on tangible assets	-51	-96
Payments for capital expenditure on intangible assets	-2	-2
Payments for capital expenditure on other financial assets	0	-1
Inflow / outflow of funds for investment activities	**-14**	**-98**
Payments to shareholders	-13	-13
Receipts from the proceeds of financial loans	21	25
Payments for the redemption of financial loans	-23	-27
Receipts / payments from group financing activities	-12	-10
Change in short-term financial loans	-21	54
Inflow / outflow of funds for financing activities	**-48**	**29**
Change in liquid funds	32	-11
Liquid funds at March 1	23	50
Liquid funds at November 30	**55**	**39**

Change in Consolidated Shareholders' Equity

HORNBACH-BAUMARKT-AG Group

Nine Months: 2002/2003

€ m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	**Total equity**
As at 03.01.2002	**45**	**122**	**0**	**1**	**152**	**30**	**350**
Dividend payments						-13	**-13**
Transfer to reserves					17	-17	**0**
Net income						20	**20**
As at 11.30.2002	**45**	**122**	**0**	**1**	**169**	**20**	**357**

Nine Months: 2003/2004

€ m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	**Total equity**
As at 03.01.2003	**45**	**122**	**-2**	**1**	**168**	**15**	**349**
Dividend payments						-13	**-13**
Currency adjustments				-1			**-1**
Valuation of derivative financial instruments, net after tax			1				**1**
Transfer to reserves					2	-2	**0**
Net income						34	**34**
As at 11.30.2003	**45**	**122**	**-1**	**0**	**170**	**34**	**370**

NOTES TO THE GROUP INTERIM REPORT (IFRS) AS OF NOVEMBER 30, 2003

1. ACCOUNTING PRINCIPLES

This non-audited group interim report of HORNBACH-Baumarkt-Aktiengesellschaft and its subsidiaries for the first nine months as of November 30, 2003 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (International Financial Reporting Standards – "IFRS"). Application has been made of all International Financial Reporting Standards and interpretations of the International Financial Reporting Standing Interpretation Committee "SIC" valid as of November 30, 2003.

The accounting principles applied in the compilation of this interim report correspond to those applied in the group annual report as of February 28, 2003.

This interim report is to be read in conjunction with the group annual report for the 2002/2003 financial year. The notes included therein also apply to this interim report unless expressly indicated otherwise. Particular reference is made to Note 12 in the annual report "Amendments to the Accounting and Valuation Methods". Account has been taken of the resultant amendments in the comparable figures for the nine months ending as of November 30, 2002.

2. REPORTING ENTITIES

No alterations have been made to the reporting entity during the first nine months of the 2003/2004 financial year.

3. SEASONAL INFLUENCES

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in autumn and winter than in the spring and summer months. These seasonal variations are reflected in the figures for the first half of the financial year. The results of business operations for the first nine months up to November 30, 2003 do not automatically constitute an indicator of the results to be expected for the overall financial year.

4. NON-OPERATIVE RESULT

The non-operative earnings of € 0.8m include profits on the sale of two DIY megastores with garden centers, which were subsequently rented back for the long term on the basis of sale and rent back agreements (operating lease). Following expiry of the basic rental period, which may not be terminated, the agreements provide for an extension of the rental period and also include purchase options.

5. EXTRAORDINARY RESULT

The extraordinary income mainly relates to a grant of € 1.6m made by the state government of Upper Austria to cover the damage caused by the flood disaster in 2002. There are no conditions or performance contingencies in connection with the assistance thereby granted. The tax expense relating to the extraordinary income amounts to € 0.6m.

6. EARNINGS PER SHARE

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the result allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	November 30, 2003	November 30, 2002
Number of shares issued	15,011,500	15,011,500
Net income allocable to the shareholders of HORNBACH-Baumarkt AG (in € m)	33.5	20.0
Earnings per share (in €)	2.23	1.33

Due to share option plans there are some shares which may potentially be diluted. These have no influence on the earnings per share figure, however, as the hurdles for exercising such options have not been reached.

7. SEGMENTAL REPORTING

First Nine Months of 2003/2004 in € m (First Nine Months of 2002/2003 in € m)	**DIY Megastores**	**Real Estate**	**Other and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment income	**1,505.6** (1,280.4)	**59.2** (45.7)	**-58.1** (-44.2)	**1,506.7** (1,281.9)
- Sales proceeds from external third parties	1,504.7 (1,279.8)	0.0 0.0	0.0 0.0	1,504.7 (1,279.8)
- Sales proceeds from affiliated companies	0.9 (0.6)	0.0 0.0	0.0 0.0	0.9 (0.6)
- Rental income from affiliated companies internal rental income	0.0 (0.0)	58.6 (44.7)	-58.1 (-44.2)	0.5 (0.5)
- Rental income from external third parties	0.0 (0.0)	0.6 (1.0)	0.0 (0.0)	0.6 (1.0)
Segment Result (EBIT)	**61.6** (44.5)	**15.4** (15.1)	**-7.2** (-3.8)	**69.8** (55.8)

8. OTHER DISCLOSURES

In accordance with the proposal made by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, the Annual General Meeting held on August 28, 2003 agreed to the distribution of a dividend amounting to € 0.87 to the shareholders for the 2002/2003 financial year. The dividend amounts to a total of € 13,060,005.00 and thus corresponds to a distribution ratio of 90 percent of the consolidated net income for the financial year ending on February 28, 2003.

Bornheim, December 19, 2003

– Board of Management –